Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175257
PROSPECTUS
1,456,731 Shares
Metalico, Inc.
Common Stock
          This prospectus relates to the offer for resale, from time to time, by the selling stockholders named in this prospectus of up to 1,456,731 shares of our common stock. See “Selling Stockholders” beginning on page 14 for a list of the selling stockholders.
          You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.
          The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We provide more information regarding how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” beginning on page 19.
          Our common stock is traded on the NYSE Amex under the symbol “MEA.” On July 7, 2011, the last reported sale price of our common stock as reported on the NYSE Amex was $6.03 per share.
          Investing in our common stock involves a high degree of risk. Before buying any securities, you should read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 5 of this prospectus.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 8, 2011

PROSPECTUS SUMMARY
     This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus and may not contain all the information that is important to you. This prospectus includes information about the securities being offered as well as information regarding our business. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the section entitled “Risk Factors,” and the information incorporated by reference in this prospectus. Unless the context otherwise requires, all references to “we,” “us,” “our company,” “the company” or “Metalico” in this prospectus refer collectively to Metalico, Inc., a Delaware corporation, and its subsidiaries.
BUSINESS SUMMARY
Overview
     Metalico operates in three distinct business segments: (a) ferrous and non-ferrous scrap metal recycling (“Scrap Metal Recycling”), (b) platinum group and minor metals recycling (“PGM and Minor Metals Recycling”), and (c) lead metal product fabricating (“Lead Fabricating”). Our operating facilities include twenty scrap metal recycling facilities, including a combined aluminum de-ox plant, six PGM and Minor Metal recycling facilities and four lead product manufacturing and fabricating plants.
     We have historically maintained a small corporate team that sets our strategic goals and overall strategy. We manage our operations on a decentralized basis, allowing each subsidiary autonomy for its purchasing and sales. We have, however, made recent additions to corporate management in order to centralize selling capabilities in our scrap metal recycling segment to make better use of our economies of scale. The corporate team approves all acquisitions and operating budgets, allocates capital to the business units based upon expected returns and risk levels, establishes succession plans, ensures operations maintain a consistent level of quality, evaluates risk and holds the management of each business unit accountable for the performance of its respective business unit.
Scrap Metal Recycling
     We have concentrated on acquiring and successfully consolidating scrap operations by initially acquiring companies to serve as platforms into which subsequent acquisitions would be integrated. We believe that through the integration of our acquired businesses, we have enhanced our competitive position and profitability of the operations because of broader distribution channels, elimination of redundant functions, greater utilization of operating assets, and improved managerial and financial resources.
     We continue to be one of the largest full-service metal recyclers in Central and Western New York, with eleven recycling facilities located in that regional market. We continued the expansion of our regional markets in February 2011 by purchasing a 44-acre parcel, including a 177,500 square-foot building, in suburban Buffalo, New York to house an indoor scrap metal shredder. Expected to be operational by the end of 2011, the installation will include a new state-of-the-art downstream separation system to maximize the recovery of valuable non-ferrous products. In January 2011, we acquired Goodman Services, Inc., a full service scrap metal recycler based in Bradford, Pennsylvania, with additional facilities in Jamestown, New York and Canton, Ohio. We purchased scrap processing facilities in Youngstown and Warren, Ohio in December 2009. These acquisitions complement our previous acquisitions in Pittsburgh, Pennsylvania in May 2008 and Akron, Ohio in July 2007 and our existing platforms in Buffalo and Rochester, New York.
     Our operations primarily involve the collection and processing of ferrous and non-ferrous metals. We collect industrial and obsolete scrap metal, process it into reusable forms and supply the recycled metals to our ultimate consumers, including electric arc furnace mills, integrated steel mills, foundries, secondary smelters, aluminum recyclers and metal brokers. We acquire unprocessed scrap metals primarily in our local and regional markets and sell to consumers nationally and in Canada as well as to exporters and international brokers. We are also able to supply quantities of scrap aluminum to our aluminum de-ox facility and scrap lead to our lead fabricating subsidiaries. We believe that we provide comprehensive product offerings of both ferrous and non-ferrous scrap metals.
     Our platform scrap facilities in New York, Ohio and Western Pennsylvania have ready access to highway and rail transportation, a critical factor in our business. In the Pittsburgh market, we have waterfront access with barge loading and unloading capabilities. In addition to buying, processing and selling ferrous and non-ferrous scrap metals, we manufacture de-oxidizing aluminum (“de-ox”), a form of alloyed aluminum, for the steel industry. In May 2008, we acquired Neville Metals, Assad Iron and Metals, Inc., Neville Recycling LLC and Platt Properties, LLC, an affiliated group of scrap metal recycling operations headquartered in Western Pennsylvania with a satellite yard in Colliers, West Virginia.

Our scrap metal recycling business has collection and processing facilities in the following locations:

Location	Number of Facilities
Buffalo, New York	2
Niagara Falls, New York	1
Lackawanna, New York (Hamburg)	1
Rochester, New York	3
Syracuse, New York	1
Jamestown, New York	1
Ithaca, New York (50% joint venture)	1
Akron, Ohio	1
Youngstown, Ohio	1
Warren, Ohio	1
Pittsburgh/Western Pennsylvania	5
Bradford, Pennsylvania	1
Colliers, West Virginia	1
     Ferrous Scrap Industry. Our ferrous (iron-based) products primarily include shredded, sheared and bundled scrap metal and other scrap metal, such as turnings and busheling and broken cast iron. We, and others in our industry, anticipate that in the long-term, the demand for recycled ferrous metals will increase due to the continuing transformation of the world’s steel producers from virgin iron ore-based blast furnaces to newer, technologically advanced electric arc furnace mini-mills. The electric arc furnace process, which primarily uses recycled metal compared with the traditional steel-making process that uses significantly less recycled metal, is more environmentally sound and energy efficient. By recycling steel, scarce natural resources are preserved and the need to disrupt the environment with the mining of virgin iron ore is reduced. Further, when recycled metal is used instead of iron ore for new steel production, air and water pollution generated by the production process decreases and energy demand is reduced.
     Non-Ferrous Scrap Industry. We also sort, process and package non-ferrous metals, which include aluminum, copper, stainless steel, brass, nickel-based alloys and high-temperature alloys, using similar techniques and through application of our technologies. The geographic markets for non-ferrous scrap tend to be larger than those for ferrous scrap due to the higher unit selling prices of non-ferrous metals, which justify the cost of shipping over greater distances. Non-ferrous scrap is sold under multi-load commitments or on a single-load spot basis, either mill-direct or through brokers, to intermediate or end-users which include smelters, foundries and aluminum sheet and ingot manufacturers. Secondary smelters, utilizing processed non-ferrous scrap as raw material, can produce non-ferrous metals at a lower cost than primary smelters producing such metals from ore. This is due to the significant savings in energy consumption, environmental compliance and labor costs enjoyed by the secondary smelters. These cost advantages, and the long lead-time necessary to construct new non-ferrous primary smelting facilities, have generally resulted in sustained demand and strong prices for processed non-ferrous scrap during periods of high demand for finished non-ferrous metal products.
PGM and Minor Metals Recycling
     We recycle the platinum group metals (“PGMs”), platinum, palladium, and rhodium, from the substrate material retrieved from the recycling of catalytic converters. The scrap catalytic device collection market is highly fragmented and characterized by a large number of suppliers dealing with a wide range of volumes. Converters for recycling are obtained from networks of auto dismantlers, scrap yards, parts dealers and manufacturers. The supply chain network has tended to develop regionally because the economics of collecting and distributing scrap converters to recyclers requires transportation from local scrap yards, often in small batches. Effective procurement is a key competitive strength and a significant barrier to entry as it requires significant knowledge and experience about the PGM loadings in different types of catalytic devices. The purchase price for converters is determined on the basis of PGM market prices and internal estimates of the amount of PGMs in each converter purchased. Once purchased, the converters are sorted and cut and the substrate material is removed and shipped to third-party processors which remove the PGMs from the substrate material by means of chemical and mechanical processes. We use forward sales contracts with these substrate processors to hedge against the possibility of extremely volatile metal prices.
     Minor Metals recycling include metals such as Molybdenum, Tungsten, Tantalum, Niobium, Rhenium and Chrome. Specialized uses for these elements combined with a lack of abundance relative to traditional base metals results in higher pricing for these recyclable materials.
     Expansion into the PGM and Minor Metals began in May 2007 when we acquired Tranzact Corporation, a recycler of molybdenum, tantalum and tungsten scrap located in Quarryville, Pennsylvania. In July 2007, we acquired a majority interest in Totalcat Group, Inc., a recycler and manufacturer of catalytic devices from whom we obtain platinum, palladium and rhodium, headquartered in Newark, New Jersey. In January 2008, we acquired the assets of American CatCon, another recycler of catalytic devices, with locations in Buda and Dallas, Texas, and Gulfport, Mississippi. Effective January 1, 2011, the Company identified the

PGM and Minor Metals Recycling as a new operating segment (it was previously grouped in the Scrap Metal Recycling segment). Management feels the separation provides clarity on the Company’s traditional scrap metal recycling operations and the operations of its specialized PGM and higher value Minor metals recycling.
     Our PGM and Minor Metal recycling segment has facilities in the following locations:
•	Newark, New Jersey

•	Quarryville, Pennsylvania

•	West Chester, Pennsylvania

•	Buda, Texas

•	Dallas, Texas

•	Gulfport, Mississippi
Lead Fabricating
     Through four physical operations located in three states, we consume approximately 45 to 50 million pounds of lead metal per year that are utilized in more than one hundred different base products. Our products are sold nationally to diverse industries such as roofing, plumbing, radiation shielding, electronic solders, ammunition, automotive, Department of Defense contractors and others.
     Our Lead Fabricating segment has facilities in the following locations:
•	Birmingham, Alabama

•	Granite City, Illinois

•	Healdsburg, California

•	Ontario, California
     Our sales are concentrated within five main product lines: sheet lead, shot, extruded strip lead, machined lead parts and cast lead. Sheet lead is produced in various sizes, thicknesses, and alloys based upon customer requirements. Sheets are rolled to various thicknesses, cut to customer specifications and shipped to roof flashing manufacturers, fabricators of radiation shielding, sound attenuation and roofing contractors, and other users. Shot is produced and sold nationwide primarily to the recreational re-load market under the Lawrence and West Coast Shot brands. We also sell shot to cartridge manufacturers and industrial consumers. Shot is produced in several lead alloys and sizes. Strip lead is produced in rolls of various widths and lengths. Strip lead is used primarily in the roofing industry. Cast lead is typically sold in pig, ingot, brick and rectangular form. Extruded wire and bar are used in plumbing applications, stained glass production, the electronics industry and the radiation shielding industry. Extruded pipe is used in the plumbing and roofing industries. Extruded products are available in flats, rounds, stars, pipe and custom designed configurations. Other lead products include roof flashings, lead wool, anodes and Babbitt.
CORPORATE INFORMATION
     Metalico was originally organized as a Delaware corporation in 1997. In 1999 the original Metalico was merged into a Colorado corporation. Later that year, the surviving Colorado corporation was merged into a newly organized Delaware corporation named Metalico, Inc., which continues today as our holding company. Our common stock began trading on the NYSE Amex on March 15, 2005 under the symbol “MEA.”
     Our principal executive offices are located at 186 North Avenue East, Cranford, New Jersey 07016, and our telephone number is (908) 497-9610. We maintain an Internet website at http://www.metalico.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

SUMMARY OF OFFERING

Common Stock Offered by Selling Stockholders:	1,456,731

Common Stock Issued and Outstanding as of June 29, 2011:	47,407,307

Use of Proceeds:	See “Use of Proceeds” on page 13.

NYSE Amex Symbol:	MEA

RISK FACTORS
     You should consider carefully the following risk factors in evaluating us, our business and an investment in our securities. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of our securities to decline, which in turn could cause you to lose all or a part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.
Risks Relating To Our Business
Prices of commodities we own are volatile, which may adversely affect our operating results and financial condition.
     Although we seek to turn over our inventory of raw or processed scrap metals as rapidly as markets dictate, we are exposed to commodity price risk during the period that we have title to products that are held in inventory for processing and/or resale. Prices of commodities, including scrap metals, have been extremely volatile and we expect this volatility to continue. Such volatility can be due to numerous factors beyond our control, including:
•	general domestic and global economic conditions, including metal market conditions;

•	competition;

•	the financial condition of our major suppliers and consumers;

•	the availability of imported finished metal products;

•	international demand for U.S. scrap;

•	the availability and relative pricing of scrap metal substitutes;

•	import duties and tariffs;

•	currency exchange rates;

•	demand for exchange traded funds; and

•	domestic and international labor costs
     Although we have historically attempted to raise the selling prices of our lead fabricating and scrap recycling products in response to an increasing price environment, competitive conditions may limit our ability to pass on price increases to our consumers. In a decreasing price environment, we may not have the ability to fully recoup the cost of raw materials used in fabrication and raw scrap we process and sell to our consumers.
     The volatile nature of metal commodity prices makes it difficult for us to predict future revenue trends as shifting international and domestic demand can significantly impact the prices of our products, supply and demand for our products and affect anticipated future results. Most of our consumers purchase processed non-ferrous scrap according to a negotiated spot sales contract that establishes the price and quantity purchased for the month. We use forward sales contracts with PGM substrate processors to hedge against extremely volatile PGM metal prices. In the event our hedging strategy is not successful, our operating margins and operating results can be materially and adversely affected. In addition, the volatility of commodity prices and variability of yields, and the resulting unpredictability of revenues and costs, can adversely and materially affect our operating margins and other results of operations.
The profitability of our traditional scrap and PGM and Minor Metals recycling operations depends, in part, on the availability of an adequate source of supply.
     We depend on scrap for our operations and acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metals to us. In periods of low industry prices, suppliers may elect to hold scrap waiting for higher prices. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operations and financial condition would be materially and adversely affected.
The cyclicality of our industry could negatively affect our sales volume and revenues.
     The operating results of the metal recycling industry in general, and our operations specifically, are highly cyclical in nature. They tend to reflect and be amplified by general economic conditions, both domestically and internationally. Historically, in periods of national recession or periods of slowing economic growth, the operating results of metal recycling companies have been materially and adversely affected. For example, during recessions or periods of slowing economic growth, the automobile and the construction industries typically experience major cutbacks in production, resulting in decreased demand for steel, copper and aluminum. Cutbacks in the automotive and construction industries can cause significant fluctuations in supply, demand and pricing for our products, which can materially and adversely affect our results of operations and financial condition. Our ability to withstand significant economic downturns that we may encounter in the future will depend in part on our levels of debt and equity capital, operating flexibility and access to liquidity.
The volatility of the import and export markets may adversely affect our operating results and financial condition.
     Our business may be adversely affected by increases in steel imports into the United States which will generally have an adverse impact on domestic steel production and a corresponding adverse impact on the demand for scrap metals domestically. Our operating results could also be negatively affected by strengthening or weakening in the US dollar. US dollar weakness provides some support to prices of commodities that are denominated in US dollars but with large non-US consumption and cost bases. For example, appreciation in the Chinese and Indian currencies have increased marginal costs of aluminum and iron ore production, thereby increasing the underlying cost basis for prices. Export markets, including Asia and in particular China, are important to the scrap metal recycling industry. Weakness in economic conditions in Asia and in particular slowing growth in China, could negatively affect us further.
The volatility of lead pricing may impact our ability to sell product.
     Our lead fabricating facilities may be adversely impacted by increases or decreases in lead pricing. Changing lead markets may impact our ability to secure the volume of raw materials needed at pricing considered sustainable before driving consumers to substitute products. Disruptions in domestic or foreign lead refining capacity could impact our ability to secure enough raw materials to meet production requirements. Increases in the cost of lead could reduce the demand for lead products by making nonlead-bearing alternatives more cost attractive. Continued economic weakness in the U.S. and abroad will continue to negatively impact demand for our products.
An impairment in the carrying value of goodwill or other acquired intangibles could negatively affect our operating results and net worth.
     The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of supplier lists, trademarks, trade names and other acquired intangibles. Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by our management at least annually for impairment. Events and conditions that could result in impairment include changes in the industries in which we operate, as well as competition, a significant product liability or environmental claim, or other factors leading to reduction in forecasted sales or profitability. At December 31, 2008, our market capitalization did not exceed total shareholders’ equity, which is one of many factors that are considered when determining goodwill impairment, and it required us to incur a significant charge for impairment. As such, we recorded an impairment charge of $36.3 million to goodwill and $22.8 million to other intangibles for the year ended December 31, 2008. We had no impairments during the years ended December 31, 2010 and 2009. Going forward, if, upon performance of an impairment assessment, it is determined that such assets are impaired, additional impairment charges may be recognized by reducing the carrying amount and recording a charge against earnings. Should current economic and equity market conditions deteriorate, it is possible that we could have additional material impairment charges against earnings in a future period.
Our significant indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.
     As of March 31, 2011, the total outstanding principal amount of debt outstanding was $133.6 million, before debt discount of $1.2 million related to our 7% convertible notes and the application of cash and cash equivalents of $5.5 million available for repayment of such indebtedness. Subject to certain restrictions, exceptions and financial tests set forth in certain of our debt instruments, we will incur additional indebtedness in the future. We anticipate our debt service payment obligations during the next twelve months, to be approximately $20.6 million, comprised of principal coming due within the next twelve months of $13 million plus interest of $7.6 million on our total debt outstanding. As of March 31, 2011, approximately $40.9 million of our debt accrued interest at variable rates. We may experience material increases in our interest expense as a result of increases in general interest rate levels. Based on actual amounts outstanding as of March 31, 2011, if the interest rate on our variable rate debt were to increase by 1%, our annual debt service payment obligations would increase by $409,000. The degree to which we are leveraged could have important negative consequences to the holders of our securities, including the following:
•	general domestic and global economic conditions, including metal market conditions;

•	a substantial portion of our cash flow from operations will be needed to pay debt service and will not be available to fund future operations;

•	we have increased vulnerability to adverse general economic and metal recycling industry conditions; and

•	we may be vulnerable to higher interest rates because interest expense on borrowings under our loan agreement is based on margins over a variable base rate.
     From time to time, we have relied on borrowings under our credit facility and from other lenders to acquire other businesses and to operate our business. However, many financial institutions have been adversely impacted by the current financial crisis and, as a result, have ceased or reduced the amount of lending they have made available to their customers. As a result, we may have insufficient availability under our existing credit facility or the ability to borrow from other lenders to acquire additional businesses and to operate our business.
Our indebtedness contains covenants that restrict our ability to engage in certain transactions and failure to comply with the terms of such indebtedness could result in a default that could have material adverse consequences for us.
     Under our credit agreement, we are required to satisfy specified financial covenants, including fixed charge coverage ratio and capital expenditure covenants. Although we are currently in compliance with the covenants and satisfy our financial tests, we have in the past been in technical default under certain of our prior loan facilities, all of which had been waived. In addition, we have in the past adjusted covenants contained in our prior loan facilities to protect against noncompliance and prepaid some of our outstanding debt. Our ability to comply with these specified financial covenants may be affected by general economic and industry conditions, as well as market fluctuations in metal prices and other events beyond our control. We do not know if we will be able to satisfy all such covenants in the future. Our breach of any of the covenants contained in agreements governing our indebtedness, including our credit agreement, could result in a default under such agreements. In the event of a default, a lender could elect not to make additional loans to us, could require us to repay some of our outstanding debt prior to maturity, and/or to declare all amounts borrowed by us, together with accrued interest, to be due and payable. In the event that this occurs, we would likely be unable to repay all such accelerated indebtedness.
We have pledged substantially all of our assets to secure our borrowings and are subject to covenants that may restrict our ability to operate our business.
     Any indebtedness that we incur under our existing credit agreement is secured by substantially all of our assets other than real estate, which is subject to a negative pledge. If we default under the indebtedness secured by our assets, those assets would be available to the secured creditors to satisfy our obligations to the secured creditors.
We may not generate sufficient cash flow to service all of our debt obligations.
     Our ability to make payments on our indebtedness and to fund our operations depends on our ability to generate cash in the future. Our future operating performance is subject to market conditions and business factors that are beyond our control. We might not be able to generate sufficient cash flow to pay the principal and interest on our debt. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. The terms of our debt, including the security interests granted to our lenders, might not allow for these alternative measures, and such measures might not satisfy our scheduled debt service obligations. In addition, in the event that we are required to dispose of material assets or restructure or refinance our debt to meet our debt obligations, we cannot assure you as to the terms of any such transaction or how quickly such transaction could be completed.
We may seek to make acquisitions that may prove unsuccessful or strain or divert our resources.
     We continuously evaluate potential acquisitions. We may not be able to complete any acquisitions on favorable terms or at all. Acquisitions present risks that could materially and adversely affect our business and financial performance, including:
•	the diversion of our management’s attention from our everyday business activities;

•	the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business, including managing such acquired businesses either through our senior management team or the management of such acquired business; and

•	the need to expand management, administration and operational systems.
     If we make such acquisitions we cannot predict whether:
•	we will be able to successfully integrate the operations and personnel of any new businesses into our business;

•	we will realize any anticipated benefits of completed acquisitions;

•	economic conditions could deteriorate after closing; or

•	there will be substantial unanticipated costs associated with acquisitions, including potential costs associated with environmental liabilities undiscovered at the time of acquisition.
     In addition, future acquisitions by us may result in:
•	potentially dilutive issuances of our equity securities;

•	the incurrence of additional debt;

•	restructuring charges; and

•	the recognition of significant charges for depreciation and amortization related to intangible assets.
     We may in the future make investments in or acquire companies or commence operations in businesses and industries that are outside of those areas that we have operated historically. We cannot assure that we will be successful in managing any new business. If these investments, acquisitions or arrangements are not successful, our earnings could be materially adversely affected by increased expenses and decreased revenues.
The markets in which we operate are highly competitive. Competitive pressures from existing and new companies could have a material adverse effect on our financial condition and results of operations.
     The markets for scrap metal are highly competitive, both in the purchase of raw scrap and the sale of processed scrap. We compete to purchase raw scrap with numerous independent recyclers, large public scrap processors and smaller scrap companies. Successful procurement of materials is determined primarily by the price and promptness of payment for the raw scrap and the proximity of the processing facility to the source of the unprocessed scrap. We occasionally face competition for purchases of unprocessed scrap from producers of steel products, such as integrated steel mills and mini-mills, which have vertically integrated their operations by entering the scrap metal recycling business. Many of these producers have substantially greater financial, marketing and other resources. Our operating costs could increase as a result of competition with these other companies for raw scrap.
     We compete in a global market with regard to the sale of processed scrap. Competition for sales of processed scrap is based primarily on the price, quantity and quality of the scrap metals, as well as the level of service provided in terms of consistency of quality, reliability and timing of delivery. To the extent that one or more of our competitors becomes more successful with respect to any key factor, our ability to attract and retain consumers could be materially and adversely affected. Our scrap metal processing operations also face competition from substitutes for prepared ferrous scrap, such as pre-reduced iron pellets, hot briquetted iron, pig iron, iron carbide and other forms of processed iron. The availability of substitutes for ferrous scrap could result in a decreased demand for processed ferrous scrap, which could result in lower prices for such products.
     Our lead fabricating operations compete against two fabricators of similar products in the Southwest who distribute nationally, and several smaller regional producers of competing products across much of our product line. To a lesser extent, we also compete against products imported from Central and South America, Canada, Europe and Asia. To the extent that one or more of our competitors becomes more successful with respect to any key factor, or new competition enters our markets, our ability to attract and retain consumers could be materially and adversely affected.
Unanticipated disruptions in our operations or slowdowns by our shipping companies could adversely affect our ability to deliver our products, which could materially and adversely affect our revenues and our relationship with our consumers.
     Our ability to process and fulfill orders and manage inventory depends on the efficient and uninterrupted operation of our facilities. In addition, our products are usually transported to consumers by third-party truck, rail carriers and barge services. As a result, we rely on the timely and uninterrupted performance of third party shipping companies and dock workers. Any interruption in our operations or interruption or delay in transportation services could cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused or result in higher transportation costs. As a result, our relationships with our consumers and our revenues and results of operations and financial condition could be materially and adversely affected.
Our operations consume large amounts of electricity and natural gas, and shortages, supply disruptions or substantial increases in the price of electricity and natural gas could adversely affect our business.
     The successful operation of our facilities depends on an uninterrupted supply of electricity. Accordingly, we are at risk in the event of an energy disruption. The electricity industry has been adversely affected by shortages in regions outside of the locations of our facilities. Prolonged black-outs or brown-outs or disruptions caused by natural disasters such as hurricanes would substantially disrupt our production. Any such disruptions could materially and adversely affect our operating results and financial condition.

Electricity prices are volatile and are expect to remain so in the near future. Additional prolonged substantial increases would have an adverse effect on the costs of operating our facilities and would negatively impact our gross margins unless we were able to fully pass through the additional expense to our consumers.
     We depend on an uninterrupted supply of natural gas in our de-ox and lead fabricating facilities. Supply for natural gas depends primarily upon the number of producing natural gas wells, wells being drilled, completed and re-worked, the depth and drilling conditions of these wells and access to dependable methods of delivery. The level of these activities is primarily dependent on current and anticipated natural gas prices. Many factors, such as the supply and demand for natural gas, general economic conditions, political instability or armed conflict in worldwide natural gas producing regions and global weather patterns including natural disasters such as hurricanes affect these prices. Natural gas prices in the past have been very volatile. Additional prolonged substantial increases would have an adverse effect on the costs of operating our facilities and would negatively impact our gross margins unless we were able to fully pass through the additional expense to our consumers. We purchase most of our electricity and natural gas requirements in local markets for relatively short periods of time. As a result, fluctuations in energy prices can have a material adverse effect on the costs of operating our facilities and our operating margins and cash flow.
The loss of any member of our senior management team or a significant number of our managers could have a material adverse effect on our ability to manage our business.
     Our operations depend heavily on the skills and efforts of our senior management team, including Carlos E. Agüero, our Chairman, President and Chief Executive Officer, Michael J. Drury, our Executive Vice-President and Chief Operating Officer for PGM and Lead Operations, Kenneth P. Mueller, our Senior Vice President and Chief Operating Officer of Ferrous and Nonferrous Scrap Metal Recycling, and the other employees who constitute our executive management team. In addition, we rely substantially on the experience of the management of our subsidiaries with regard to day-to-day operations. We have employment agreements with Messrs. Agüero and Drury and certain other members of our management team that expire in December 2012. Our employment agreement with Mr. Mueller expires in February 2014. However, there can be no assurance that we will be able to retain the services of any of these individuals. We face intense competition for qualified personnel, and many of our competitors have greater resources than we have to hire qualified personnel. The loss of any member of our senior management team or a significant number of managers could have a material adverse effect on our ability to manage our business.
The concentration of our consumers and our exposure to credit risk could have a material adverse effect on our results of operations and financial condition.
     Sales to our ten largest consumers represented approximately 51.8% of consolidated net sales for the year ended December 31, 2010 and 42.4% of consolidated net sales for the year ended December 31, 2009. Sales to our largest consumer represented approximately 23.6% of consolidated net sales for the year ended December 31, 2010 and 18.0% of consolidated net sales for the year ended December 31, 2009. In connection with the sale of our products, we generally do not require collateral as security for consumer receivables and do not maintain credit insurance. We have significant balances owing from some consumers that operate in cyclical industries and under leveraged conditions that may impair the collectability of those receivables. The loss of a significant consumer or our inability to collect accounts receivable would negatively impact our revenues and profitability and could materially and adversely affect our results of operations and financial condition.
A significant increase in the use of scrap metal alternatives by current consumers of processed scrap metals could reduce demand for our products.
     During periods of high demand for scrap metals, tightness can develop in the supply and demand balance for ferrous scrap. The relative scarcity of ferrous scrap, particularly the “cleaner” grades, and its high price during such periods have created opportunities for producers of alternatives to scrap metals, such as pig iron and direct reduced iron pellets, to offer their products to our consumers. Although these alternatives have not been a major factor in the industry to date, the use of alternatives to scrap metals may proliferate in the future if the prices for scrap metals rise or if the levels of available unprepared ferrous scrap decrease. As a result, we may be subject to increased competition which could adversely affect our revenues and materially and adversely affect our operating results and financial condition.
In order to maintain the supply line of catalytic converters for our PGM operations, we make unsecured advances to vendors. A significant downturn in the price of platinum group metals could result in the loss of a significant portion of those unsecured advances.
     Vendor advances consist principally of unsecured advances to suppliers for purchase of catalytic converters for recycling. These advances are necessary in order to maintain the supply line of catalytic converters. Management works diligently to monitor such advances. As of December 31, 2010, advances to vendors totaled $2.4 million, and were reduced by an allowance of $116,000 for uncollectible advances. Net advances of $2.3 million are reported in prepaid and other current assets in the consolidated balance sheet as of December 31, 2010. A significant downturn in the price of platinum group metals could result in the loss of a significant portion of these advances and have a negative impact to our operating results.
Our operations are subject to stringent regulations, particularly under applicable environmental laws, which could subject us to increased costs.
     The nature of our business and previous operations by others at facilities owned or operated by us make us subject to significant government regulation, including stringent environmental laws and regulations. Among other things, these laws and regulations impose comprehensive statutory and regulatory requirements concerning, among other matters, the treatment, acceptance, identification, storage, handling, transportation and disposal of industrial by-products, hazardous and solid waste materials, waste water, storm water effluent, air emissions, soil contamination, surface and ground water pollution, employee health and safety, operating permit standards, monitoring and spill containment requirements, zoning, and land use, among others. Various laws and regulations set prohibitions or limits on the release of contaminants into the environment. Such laws and regulations also require permits to be obtained and manifests to be completed and delivered in connection with the operations of our businesses, and in connection with any shipment of prescribed materials so that the movement and disposal of such material can be traced and the persons responsible for any mishandling of such material can be identified. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. Violation of such laws and regulations may and do give rise to significant liability, including fines, damages, fees and expenses, and closure of a site. Generally, the governmental authorities are empowered to act to clean up and remediate releases and environmental damage and to charge the costs of such cleanup to one or more of the owners of the property, the person responsible for the release, the generator of the contaminant and certain other parties or to direct the responsible party to take such action. These authorities may also impose a penalty or other liens to secure the parties’ reimbursement obligations.
     Environmental legislation, regulation and enforcement continue to evolve and it is possible that we will be subject to even more stringent environmental standards in the future. For these reasons, future capital expenditures for environmental control facilities cannot be predicted with accuracy; however, as environmental control standards become more stringent, our compliance expenditures could increase substantially. Due to the nature of our lead fabricating and scrap metal recycling businesses, it is likely that inquiries or claims based upon environmental laws may be made in the future by governmental bodies or individuals against us and any other scrap metal recycling entities that we may acquire. The location of some of our facilities in urban areas may increase the risk of scrutiny and claims. We cannot predict whether any such future inquiries or claims will in fact arise or the outcome of such matters. Additionally, it is not possible to predict the amounts of all capital expenditures or of any increases in operating costs or other expenses that we may incur to comply with applicable environmental requirements, or whether these costs can be passed on to consumers through product price increases.
     Moreover, environmental legislation has been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken but that have been found to affect the environment and to create public rights of action for environmental conditions and activities. As is the case with lead fabricating, scrap metal and PGM and Minor Metals recycling businesses in general, if damage to persons or the environment has been caused, or is in the future caused, by hazardous materials activities of us or our predecessors, we may be fined and held liable for such damage. In addition, we may be required to remedy such conditions and/or change procedures. Thus, liabilities, expenditures, fines and penalties associated with environmental laws and regulations might be imposed on us in the future, and such liabilities, expenditures, fines or penalties might have a material adverse effect on our results of operations and financial condition.
     We are subject to potential liability and may also be required from time to time to clean up or take certain remedial action with regard to sites currently or formerly used in connection with our operations. Furthermore, we may be required to pay for all or a portion of the costs to clean up or remediate sites we never owned or on which we never operated if we are found to have arranged for transportation, treatment or disposal of pollutants or hazardous or toxic substances on or to such sites. We are also subject to potential liability for environmental damage that our assets or operations may cause nearby landowners, particularly as a result of any contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations. Any substantial liability for environmental damage could materially adversely affect our operating results and financial condition, and could materially adversely affect the marketability and price of our stock.
     Certain of our sites are contaminated, and we are responsible for certain off-site contamination as well. Such sites may require investigation, monitoring and remediation. The existence of such contamination may result in federal, local and/or private enforcement or cost recovery actions against us, possibly resulting in disruption of our operations, and/or substantial fines, penalties, damages, costs and expenses being imposed against us. We expect to require future cash outlays as we incur costs relating to the remediation of environmental liabilities and post-remediation compliance. These costs may have a material adverse effect on our results of operations and financial condition.
     Environmental impairment liability insurance is prohibitively expensive and limited in the scope of its coverage. Our general liability insurance policies in most cases do not cover environmental damage. If we incur significant liability for environmental damage not covered by insurance; or for which we have not adequately reserved; or for which we are not adequately indemnified by third parties; our results of operations and financial condition could be materially adversely affected.
     In the past we have upon occasion been found not to be in compliance with certain environmental laws and regulations, and have incurred fines associated with such violations which have not been material in amount. We may in the future incur additional fines associated with similar violations. We have also paid some or all of the costs of certain remediation actions at certain sites. On occasion these costs have been material. Material fines, penalties, damages and expenses resulting from additional compliance issues and liabilities might be imposed on us in the future.
     Due diligence reviews in connection with our acquisitions to date and environmental assessments of our operating sites conducted by independent environmental consulting firms have revealed that some soil, surface water and/or groundwater contamination, including various metals, arsenic, petrochemical byproducts, waste oils and volatile organic compounds, is present at certain of our operating sites. Based on our review of these reports, we believe that it is possible that migratory contamination at varying levels may exist at some of our sites, and we anticipate that some of our sites could require investigation, monitoring and remediation in the future. Moreover, the costs of such remediation could be material. The existence of contamination at some of our facilities could adversely affect our ability to sell these properties if we choose to sell such properties, and may generally require us to incur significant costs to take advantage of any future selling opportunities.
     We believe that we are currently in material compliance with applicable statutes and regulations governing the protection of human health and the environment, including employee health and safety. We can give no assurance, however, that we will continue to be in compliance or to avoid material fines, penalties and expenses associated with compliance issues in the future.
If more of our employees become members of unions, our operations could be subject to interruptions, which could adversely affect our results of operations and cash flow.
     As of March 31, 2011, approximately 10% of our workforce was covered by collective bargaining agreements at two of our operating facilities. Approximately 54 employees located at our Lead Fabricating facility in Granite City, Illinois were represented by the United Steelworkers of America and approximately 22 of our employees located at our scrap processing facility in Akron, Ohio were represented by the Chicago and Midwest Joint Board, formerly an affiliate of Unite Here. On May 9, 2011, we ratified a new three-year agreement with the United Steelworkers of America which will expire on March 15, 2014. Our agreement with the Joint Board expires on June 25, 2011. We are currently in negotiations with union representatives to reach a mutually beneficial agreement. However, the avoidance of a work stoppage or management lockout cannot be guaranteed. Although we are not aware at this time of any current attempts to organize other employees of ours, our employees may organize in the future. If we are unable to successfully renegotiate the terms of the contracts governing our employees currently or in the future or if we experience any extended interruption of operations at any of our facilities as a result of strikes or other work stoppages, our results of operations and cash flows could be materially and adversely affected.
Our operations present significant risk of injury or death. We may be subject to claims that are not covered by or exceed our insurance.
     Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Administration (“OSHA”), which has from time to time levied fines against us for certain isolated incidents. While we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future. These types of incidents may not be covered by or may exceed our insurance coverage and may have a material adverse effect on our results of operations and financial condition.
Our business is seasonal and affected by weather conditions, which could have an adverse effect on our revenues and operating results.
     Both of our business segments generally experience seasonal slowness in the months of July and December, as consumers tend to reduce production and inventories. In addition, periodic maintenance shutdowns or labor disruptions at our larger consumers may have an adverse impact on our operations. Our operations can also be adversely affected by periods of inclement weather, particularly during the winter and during the hurricane season in the Southeast region of the United States, which can adversely impact industrial and construction activity as well as transportation and logistics.
We face certain product liability and warranty claims that may harm our business.
     Our operations expose us to product liability claims if our products cause injury or are otherwise found to be defective. Regardless of their merit or eventual outcome, product liability claims may be time consuming and costly to defend and may result in decreased demand for a product, injury to our reputation and loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material. In addition, if we fail to meet contractual requirements for a product, we may be subject to product warranty costs and claims. These costs could both have a material adverse effect on our financial condition and results of operations and harm our reputation.
We intend to develop “greenfield” projects which are subject to risks commonly associated with such projects.
     We intend to develop “greenfield” projects, either on our own or through joint ventures. There are risks commonly associated with the start-up of such projects which could result in operating difficulties or delays in the start-up period and may cause us not to achieve our planned production, timing, quality, environmental or cost projections, which could have a material adverse effect on our results of operations, financial condition and cash flows. These risks include, without limitation, difficulties in obtaining permits, equipment failures or damage, errors or miscalculations in engineering, design specifications or equipment manufacturing, faulty construction or workmanship, defective equipment or installation, human error, industrial accidents, weather conditions, failure to comply with environmental and other permits, and complex integration of processes and equipment.
Our industry is exposed to certain risks due to the bulk nature of materials that require quantity estimates.
     Our operations involve the intake, processing, and transport of bulk materials. Although we make diligent efforts to monitor and confirm exact amounts of inventory at all phases of our operations, inventory counts from time to time may include estimates of material. We believe our estimates to be reasonable and we apply various internal controls (including, among other methods, weighing deliveries and rolling inventory balances using quantities bought and sold) to check their validity. We have experienced no significant discrepancies but there can be no assurance of the strict accuracy of estimates.
Risks Relating to Our Common Stock
We do not expect to pay any dividends for the foreseeable future. Our stockholders may never obtain a return on their investment.
     We have never declared or paid dividends on our common stock, and we do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all our earnings, if any, in the foreseeable future will be used to finance the operation and growth of our business. In addition, our ability to pay dividends to holders of our capital stock is limited by our senior secured credit facilities, term notes and our outstanding convertible notes. Any future determination to pay dividends on our common stock is subject to the discretion of our Board of Directors and will depend upon various factors, including, without limitation, our results of operations and financial condition.
Our amended and restated certificate of incorporation, our bylaws, Delaware law and certain instruments binding on us contain provisions that could discourage a change in control.
     Some provisions of our amended and restated certificate of incorporation and bylaws, as well as Delaware law, may be deemed to have an anti-takeover effect or may delay or make more difficult an acquisition or change in control not approved by our Board of Directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change in control, although such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management team without the concurrence of our Board of Directors. In addition, our outstanding convertible notes and certain of our warrants also contain change in control provisions that could discourage a change in control.
We have incurred and will continue to incur significant increased costs in order to assess our internal controls over financial reporting and our internal controls over financial reporting may be found to be deficient.
     Section 404 of the Sarbanes-Oxley Act of 2002 requires management to assess its internal controls over financial reporting and requires auditors to attest to that assessment. Current regulations of the Securities and Exchange Commission, or SEC, require us to include this assessment and attestation in our Annual Report on Form 10-K for each of our fiscal years.
     We have incurred and will continue to incur significant increased costs in maintaining compliance with existing subsidiaries, implementing and testing controls at recently acquired subsidiaries and responding to the new requirements. In particular, the rules governing the standards that must be met for management to assess its internal controls over financial reporting under Section 404 are complex and require significant documentation, testing and possible remediation. Our process of reviewing, documenting and testing our internal controls over financial reporting may cause a significant strain on our management, information systems and resources. We may have to invest in additional accounting and software systems. We have been and may continue to be required to hire additional personnel and to use outside legal, accounting and advisory services. In addition, we will incur additional fees from our auditors as they perform the additional services necessary for them to provide their attestation. If we are unable to favorably assess the effectiveness of our internal control over financial reporting when we are required to, we may be required to change our internal control over financial reporting to remediate deficiencies. In addition, investors may lose confidence in the reliability of our financial statements causing our stock price to decline.
The market price of our common stock has been volatile over the past twelve months and may continue to be volatile.
     The market price of our common stock has been volatile over the past twelve months and it may continue to be volatile. We cannot predict the price at which our common stock will trade in the future and it may decline. The price at which our common stock trades may fluctuate significantly and may be influenced by many factors, including our financial results, developments generally affecting our industries, the performance of each of our business segments, our capital structure (including the amount of our indebtedness), general economic, industry and market conditions, the depth and liquidity of the market for our common stock, fluctuations in metal prices, investor perceptions of our business and us, reports by industry analysts, negative announcements by our customers, competitors or suppliers regarding their own performances, and the impact of other “Risk Factors” discussed in this prospectus.
Future sales of our common stock, including sales of our common stock acquired upon the exercise of outstanding options or warrants or upon conversion of our outstanding convertible notes, may cause the market price of our common stock to decline.
     We had 47,374,473 shares of common stock outstanding as of March 31, 2011. In addition, options to purchase an aggregate of 2,301,361 shares of our common stock were outstanding, of which 1,497,696 were vested as of March 31, 2011. All remaining options will vest over various periods ranging up to a three-year period measured from the date of grant. As of March 31, 2011, the weighted-average exercise price of the vested stock options was $8.71 per share. As of March 31, 2011, we also had warrants to purchase an aggregate of 1,424,231 shares of common stock outstanding, at a weighted-average exercise price of $12.88 per share and convertible notes in the principal amount of $81.1 million outstanding, which are convertible at a price of $14.00 per share. The convertible notes contain “weighted average” anti-dilution protection which provides for an adjustment of the conversion price of the notes in the event that we issue shares of our common stock or securities convertible or exercisable for shares of our common stock at a price below the conversion price of the notes. The amount of any such adjustment will depend on the price such securities are sold at and the number of shares issued or issuable in such transaction. We also may issue additional shares of stock in connection with our business, including in connection with acquisitions and financings, including this offering, and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans or warrants to third parties. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements regarding our future performance. All forward-looking information is inherently uncertain and actual results may differ materially from assumptions, estimates or expectations reflected or contained in the forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. With respect to the forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
     These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise.
USE OF PROCEEDS
     We are registering these shares pursuant to registration rights granted to the selling stockholders. We are not selling any securities under this prospectus and will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling stockholders. However, we will receive gross proceeds of up to approximately $18.3 million from the issuance of the shares of common stock being registered pursuant to the registration statement of which this prospectus forms a part in connection with the exercise of certain warrants, if and when they are exercised, unless certain of such warrants are exercised on a cashless basis.

     We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of such shares of our common stock.
SELLING STOCKHOLDERS
     This prospectus relates to the possible resale or other disposition by the selling stockholders of up to 1,456,731 shares of common stock, which are issuable upon the exercise of certain warrants held by such selling stockholders.
     Certain of the shares listed below are issuable upon the exercise of warrants that were issued on April 9, 2008 pursuant to a Securities Purchase Agreement, dated as of March 27, 2008 (the “Securities Purchase Agreement”), among us and the purchasers named therein (the “Common Stock Purchasers”). Under the terms of the Securities Purchase Agreement, we sold an aggregate of 2,923,077 shares of our common stock to the Common Stock Purchasers at a price of $9.75 per share for gross proceeds of $28,500,000. The Common Stock Purchasers also received warrants to purchase an aggregate of 1,169,231 shares of our common stock at an exercise price of $12.65 per share (subject to certain adjustments) with a term of six years. As part of the transaction, we entered into a Registration Rights Agreement, dated as of March 27, 2008 (the “March Registration Rights Agreement”), which contained a covenant by us to register the resale of the shares of common stock and the shares of common stock underlying the warrants purchased under the Securities Purchase Agreement pursuant to a registration statement on Form S-3.
     Certain of the shares listed below are issuable upon the exercise of warrants that were issued on May 1, 2008 pursuant to the Securities Purchase Agreement, dated as of April 23, 2008, as amended on May 1, 2008 (the “Note Securities Purchase Agreement”), among us and the purchasers named therein (the “Note Purchasers “). Under the terms of the Note Securities Purchase Agreement, we sold an aggregate of $100,000,000 of Senior Unsecured Convertible Notes (the “Notes”) convertible into shares of common stock. The Note Purchasers also received warrants to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $14.00 per share (subject to adjustments) with a term of six years. As part of the transaction, we entered into a Registration Rights Agreement, dated as of April 30, 2008 (the “April Registration Rights Agreement,” and together with the March Registration Rights Agreement, the “Registration Rights Agreements”), which contains a covenant by us to register the resale of the shares issuable upon conversion of the Notes and exercise of the warrants purchased under the Note Securities Purchase Agreement pursuant to a registration statement on Form S-3.
     In accordance with the terms of the April Registration Rights Agreement, we agreed to register the resale of at least 115% of the number of shares of common stock issuable upon exercise of the warrants.
     We filed a Registration Statement on Form S-3 (Registration No. 333-151158) on May 23, 2008, as amended on July 16, 2008, which was declared effective on July 18, 2008 (the “Prior Registration Statement”), to register the resale of the shares of common stock and the shares of common stock underlying the warrants purchased in the Securities Purchase Agreement in accordance with the March Registration Rights Agreement and to register the resale of the shares of common stock issuable upon conversion of the Notes and exercise of the warrants purchased in the Note Securities Purchase Agreement in accordance with the April Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreements, we are required to file this registration statement to replace the Prior Registration Statement with respect to the registration of the resale of the shares of common stock underlying the warrants purchased in the Securities Purchase Agreement and the Note Securities Purchase Agreement, which Prior Registration Statement is set to expire on July 17, 2011.
     Under the terms of the Notes and warrants issued in both placements, a selling stockholder may not convert the Notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted or upon exercise of the warrants which have not been exercised; provided, however, that a selling stockholder may under certain circumstances increase such percentage up to 9.99%. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
     The following table lists the selling stockholders and presents certain information regarding their beneficial ownership of our common stock as well as the number of shares of our common stock they may sell from time to time pursuant to this prospectus. This table is prepared based on information supplied to us by the selling stockholders, and reflects holdings as of June 29, 2011. As of June 29, 2011, 47,407,307 shares of our common stock were issued and outstanding. As used in this prospectus, the term “selling stockholders” includes the entities listed below and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from any of the selling stockholders as a gift, pledge or other transfer.

     The selling stockholders have not within the past three years had any position, office or other material relationship with our company.

			Shares Offered			Percentage of
	Shares Owned Prior		Pursuant to this		Shares Owned After	Shares Owned After
Name of Selling Stockholders	to Offering		Offering		Offering	Offering
Ardsley Partners Renewable Energy Fund, Ltd. (1) 262 Harbor Drive 4th Floor Stamford, CT 06902	28,258		28,258		—	—

Ardsley Renewable Energy Offshore Fund, Ltd. (2) 262 Harbor Drive 4th Floor Stamford, CT 06902	51,960		51,960		—	—

CBT Holdings LLC (3) c/o Andell Holdings 10877 Wilshire Blvd, Suite 2200 Los Angeles, CA 90024	267,628	(17)	277,003	(18)	—	—

Credit Suisse London Nominees Ltd.	4,582		4,582

Crestline Enchantment Fund, L.L.C. (4) c/o Crestline Investors, Inc. 201 Main Street, Suite 1900 Fort Worth, TX 76102	130,303		130,303		—	—

Enable Growth Partners LP (5) One Ferry Building Suite 255 San Francisco, CA 94111	53,538		53,538		—	—

Enable Opportunity Partners LP (6) One Ferry Building Suite 255 San Francisco, CA 94111	4,308		4,308		—	—

GreenTech Research LLC	1,069		1,069		—	—

Highbridge International LLC (7) c/o Highbridge Capital Management, LLC 9 West 57th St, 27th Floor New York, NY 10019	48,215		55,448	(19)	—	—

Hudson Bay Fund, LP (8) 120 Broadway 40th Floor New York, NY 10271	164,255		164,255		—	—

Hudson Bay Overseas Fund Ltd. (9) 120 Broadway 40th Floor New York, NY 10271	331,786	(20)	336,193	(21)	—	—

		Shares Offered			Percentage of
	Shares Owned Prior	Pursuant to this		Shares Owned After	Shares Owned After
Name of Selling Stockholders	to Offering	Offering		Offering	Offering
Iroquois Master Fund Ltd. (10) 641 Lexington Avenue 26th Floor New York, NY 10022	96,208	98,351	(22)	—	—

JP MORGAN OMNI SPC, Ltd.-BIOVI SEGREGATED PORTFOLIO (11) c/o Hudson Bay Capital Management 120 Broadway 40th floor New York, NY 10271	33,125	38,094	(23)	—	—

LBI Group, Inc.	45,522	45,522		—	—

Murphy Alternative Investments, LLC	15,233	15,233		—	—

Octagon Capital Partners (12) 700 E. Palisades Ave. Englewood Cliffs, NJ 07632	8,205	8,205		—	—

Option Opportunities Corp.	5,936	5,936		—	—

Pierce Diversified Strategy Master Fund LLC, Ena (13) One Ferry Building Suite 255 San Francisco, CA 94111	3,692	3,692		—	—

Portside Growth and Opportunity Fund (14) c/o Ramius LLC 599 Lexington Avenue, 20th Floor New York, NY 10022	103,526	112,901	(24)	—	—

The University of Connecticut Foundation, Inc. (15) 2390 Alumni Drive U-3206 Storrs, CT 06269	15,080	15,080		—	—

The University of Connecticut Foundation, Inc., as agent for the University of Connecticut (16) 2390 Alumni Drive U-3206 Storrs, CT 06269	603	603		—	—

W44 Trading Company	4,621	4,621		—	—

Warisan Global Equity Master Fund Ltd.	6,576	6,576		—	—

(1)	Spencer Hempleman exercises voting and dispositive power over the shares held by Ardsley Partners Renewable Energy Fund, Ltd.

(2)	Spencer Hempleman exercises voting and dispositive power over the shares held by Ardsley Renewable Energy Offshore Fund, Ltd.

(3)	Kashif Sheikh and Dana Rosenkrantz Levens exercise shared voting and dispositive power over the shares held by CBT Holdings LLC.

(4)	Douglas K. Bratton, Caroline A. Cooley, John S. Cochran, Nowlin G. Randolph and Samuel Levens exercise shared voting and dispositive power over the shares held by Crestline Enchantment Fund, L.L.C. The shares are beneficially owned by the New Mexico State Investment Council.

(5)	The control person of Enable Growth Partners LP is Mitch Levine, managing partner, who exercises sole voting and dispositive powers over these shares.

(6)	The control person of Enable Opportunity Partners LP is Mitch Levine, managing partner, who exercises sole voting and dispositive powers over these shares.

(7)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(8)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund, LP.

(9)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund, Ltd.

(10)	Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd. (“IMF”). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF. Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim such beneficial ownership.

(11)	Sander Gerber, Yoav Roth and John Doscas of Hudson Bay Capital Management, LP, as Investment Manager for JPMorgan Omni SPC, Ltd-BIOVI Segregated Portfolio, share voting and investment power over these securities. Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by JPMorgan Omni SPC, Ltd-BIOVI Segregated Portfolio.

(12)	Steven Hart has investment power and voting control over the securities held by Octagon Capital Partners.

(13)	The control person of Pierce Diversified Strategy Master Fund LLC, Ena is Mitch Levine, managing partner, who exercises sole voting and dispositive powers over these shares.

(14)	Ramius LLC (“Ramius”) is the investment manager of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Cowen Group, Inc. (“Cowen”), which is a publicly-traded company, is the managing member of Ramius. Each of Ramius and Cowen disclaims beneficial ownership of the Metalico securities listed hereunder.

(15)	Kevin A. Edwards, Vice President of Finance and Chief Investment Officer of The University of Connecticut Foundation, Inc., exercises sole voting and dispositive powers over these shares.

(16)	Kevin A. Edwards, Vice President of Finance and Chief Investment Officer of The University of Connecticut Foundation, Inc., exercises sole voting and dispositive powers over these shares.

(17)	Consists of (i) 205,128 shares of common stock issuable upon exercise of warrants issued in April 2008 and (ii) 62,500 shares of common stock issuable upon exercise of warrants issued in connection with the Notes.

(18)	Consists of (i) 205,128 shares of common stock issuable upon exercise of warrants issued in April 2008 and (ii) 71,875 shares of common stock, which is 115% of the 62,500 shares of common stock issuable upon exercise of warrants issued in connection with the Notes.

(19)	Represents 115% of the 48,215 shares of common stock issuable upon exercise of warrants issued in connection with the Notes.

(20)	Consists of (i) 302,411 shares of common stock issuable upon exercise of warrants issued in April 2008 and (ii) 29,375 shares of common stock issuable upon exercise of warrants issued in connection with the Notes.

(21)	Consists of (i) 302,411 shares of common stock issuable upon exercise of warrants issued in April 2008, and (ii) 33,782 shares of common stock, which is 115% of the 29,375 shares of common stock issuable upon exercise of warrants issued in connection with the Notes.

(22)	Consists of (i) 81,923 shares of common stock issuable upon exercise of warrants issued in April 2008, and (ii) 16,397 shares of common stock, which is 115% of the 14,285 shares of common stock issuable upon exercise of warrants issued in connection with the Notes.

(23)	Represents 115% of the 33,125 shares of common stock issuable upon exercise of warrants issued in connection with the Notes.

(24)	Consists of (i) 41,026 shares of common stock issuable upon exercise of warrants issued in April 2008, and (ii) 71,875 shares of common stock, which is 115% of the 62,500 shares of common stock issuable upon exercise of warrants issued in connection with the Notes.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock issuable upon the exercise of certain outstanding warrants to permit the resale of such shares of common stock by the holders of the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. However, we will receive gross proceeds of up to approximately $18.3 million from the issuance of the shares of common stock being registered pursuant to the registration statement of which this prospectus forms a part in connection with the exercise of the warrants, if and when they are exercised, unless certain of such warrants are exercised on a cashless basis. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.
     The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.
     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
     We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreements, estimated to be $50,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related Registration Rights Agreements, or we may be entitled to contribution.
     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The following documents are specifically incorporated by reference into this prospectus:
(1)	Our annual report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 15, 2011;

(2)	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 12, 2011;

(3)	Our quarterly report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on April 28, 2011;

(4)	Our current reports on Form 8-K filed with the SEC on June 23, 2011, February 22, 2011 and January 31, 2011 (other than any portions of the filing that were furnished (pursuant to Item 2.02 or Item 7.01 or other applicable SEC rules) rather than filed);

(5)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (1) above;

(6)	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 10, 2005, including any amendments or reports filed for the purpose of updating that description; and

(7)	All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.
     We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports.
     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.
     We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no charge to the requester. The request for this information must be made to the following:
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016
(908) 497-9610
Attention: General Counsel
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Copies of our SEC filings are also available through our website (http://www.metalico.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC’s public reference room at 100 F Street NE, Washington, DC 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC’s website at http://www.sec.gov.

LEGAL MATTERS
     The validity of the common stock offered hereby will be passed upon for us by Lowenstein Sandler PC, Roseland, New Jersey. As of the date of this prospectus, a member of Lowenstein Sandler PC holds an aggregate of 28,000 shares of our common stock.
EXPERTS
     The consolidated financial statements and management’s report on internal control over financial reporting incorporated by reference in this prospectus have been audited by J.H. Cohn LLP for the fiscal years ended December 31, 2010 and 2009 and the consolidated financial statements incorporated by reference in this prospectus have been audited by McGladrey & Pullen, LLP for the fiscal year ended December 31, 2008 each an independent registered public accounting firm, as stated in their reports incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.